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                                                                    EXHIBIT 99.3
                                                           [English Translation]

                                                                  August 5, 2003
                                                            Corporate Disclosure


                              HANARO TELECOM, INC.
             RESOLUTIONS OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

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
1. Date of the Shareholders' Resolutions                                                August 5, 2003
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2. Agenda and Major Issues                             Item 1. Approval of per share price of rights issue below par value
                                                       Item 2. Approval of new rights issue
                                                       Item 3. Approval of amendment of the Articles of Incorporation
                                                       Item 4. Appointment of standing director : Chang-Bun Yoon
                                                       Item 5. Appointment of Non-standing director : Hong Sik Chung
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3. Details of Resolutions                              - Items 1, 2 and 3 were not approved as proposed.
                                                       - Item 4 was approved.
                                                       - Item 5 was to become effective only upon successful completion of the new rights issue. Given that Items 1 and 2 failed to obtain shareholders'
                                                       approval, Item 5 was not presented to the Meeting.
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4. Others                                              - Given that Items 1 and 2 were not approved, our corporate disclosure dated
                                                       July 8, 2003 became null and void.
                                                       - Items 1 and 2 were presented together.
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